MICHAEL W. ZELENTY —— DIRECT DIAL NUMBER (973) 966-8125 E-MAIL MZELENTY@PITNEYHARDIN.COM	Pitney Hardin LLP (MAIL TO) P.O. BOX 1945 MORRISTOWN, NEW JERSEY 07962-1945 ———— (DELIVERY TO) 200 CAMPUS DRIVE FLORHAM PARK, NEW JERSEY 07932-0950 (973) 966-6300 FACSIMILE (973) 966-1015	NEW YORK, NEW YORK (212) 297-5800 FACSIMILE (212) 916-2940 BRUSSELS, BELGIUM 32-02-514-54-19 FACSIMILE 32-02-514-16-59

June 2, 2006

VIA OVERNIGHT DELIVERY SERVICE

Barbara C. Jacobs, Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Room 4561

Washington, DC 20549

Re:

ION Networks, Inc. (the “Company”)

Post-Effective Amendment No. 1 to Registration Statement on Form SB-2 filed May 2, 2006

File No. 333-124274 (the “Registration Statement”);

Form 10-KSB for the year ended December 31, 2005 (the “Form 10-KSB”); Form 10-QSB for the quarter ended March 31, 2006 (the “Form 10-QSB”)

We have received and reviewed your May 22, 2006 comment letter on the Registration Statement, the Form 10-KSB and the Form 10-QSB.  The Company’s responses to the comments are set forth below. For your convenience we have enclosed two copies of each of the Post-Effective Amendment No. 2 to the Registration Statement (the “Amendment”), Amendment No. 1 to the Form 10-KSB (the “10-KSB/A”) and Amendment No. 1 to the Form 10-QSB (the “Form 10-QSB/A”).  This letter, the Amendment, the Form 10-KSB/A and the Form 10-QSB/A are being filed via EDGAR on the date of this letter.

Post-Effective Amendment No. 1 to Registration Statement on Form SB-2

General

1.

SEC Comment:  Please update the financials statements to comply with Item 310(g) of Regulation S-B.

Response:  The financial statements have been updated as of March 31, 2006 to comply with Item 310(g) of Regulation S-B.

Undertakings, page 67

2.

SEC Comment:  The undertakings under Item 512 of Regulation S-K relating to Rule 415 offerings have been amended recently.  Please revise your undertakings in conformity with the Item 512 of Regulation S-B.

Response:  The undertakings have been revised to conform with Item 512 of Regulation S-B.

Exhibit 5.1

3.

SEC Comment:  Please have counsel supplementally confirm that it is their understanding that the reference to “General Corporation Law of the State of Delaware” also includes the Delaware statutory provisions as well as the Delaware Constitution as interpreted by the courts.  See Section VIII(A)(14) of our Current Issues Outline available on our public website at www.sec.gov.

Response:  As counsel to the Company, we hereby confirm to you that the reference in the Exhibit 5.1 opinion to “General Corporation Law of the State of Delaware” also includes the Delaware statutory provisions as well as the Delaware Constitution as interpreted by the courts.

Exhibit 23.1

4.

SEC Comment:  In future filings please revise to separately file your “INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT” as a separately tagged exhibit.

Response:  The Company has separately filed the “INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT” as Exhibit 23.1 to the Amendment.

Form 10-K for the year ended December 31, 2005

General

5.

SEC Comment: Please revise your Form 10-K to separately file your certifications as exhibits to the Form 10-K and not as part of the Form 10-K.

Response:  The Company has included the officer certifications as Exhibits 31.1, 31.2 and 32 to the Form 10-KSB/A and Form 10-QSB/A, respectively.

Controls and Procedures, page 18

6.

SEC Comment:  We reissue comment 11 of our letter dated May 20, 2005.   You disclose that there were no “significant changes” in Ion’s internal control over financial reporting that could “significantly affect internal controls subsequent to their evaluation.”  In this regard it does not appear that your disclosure is consistent with the requirements of Item 308(c) of Regulation S-B and Rule 13a-15(d) of the Exchange Act.  Please revise to state if true that there was not “any change” that occurred during your last fiscal quarter that materially affected or was reasonably likely to materially affect, your internal controls over financial reporting.

Response:  Item 8A “Controls and Procedures” of the Form 10-KSB/A indicates that no change occurred during the Company’s last fiscal quarter that materially affected, or was reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Form 10-QSB for the quarter ended March 31, 2006

7.

SEC Comment:  Please revise your Form 10-QSB in accordance with our comments on your Form 10-KSB.

Response:  As stated in the response in Item 5 above, the officer certificates have been separately filed as Exhibits 31.1, 31.2 and 32 to the Forms 10-KSB/A and Form 10-QSB/A, respectively.  Item 3 “Controls and Procedures” of the Form 10-QSB/A indicates that no change occurred during the Company’s last fiscal quarter that materially affected, or was reasonably likely to materially affect, the Company’s internal controls over financial reporting.

* * * * *

Attached is a written statement from the Company to the Commission acknowledging that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any questions or comments, please feel free to contact me at (973) 966-8125.  Thank you.

Very truly yours,

/s/ Michael W. Zelenty

MICHAEL W. ZELENTY

Enclosures

cc:	ION Networks, Inc.

MICHAEL W. ZELENTY —— DIRECT DIAL NUMBER (973) 966-8125 E-MAIL MZELENTY@PITNEYHARDIN.COM	Pitney Hardin LLP (MAIL TO) P.O. BOX 1945 MORRISTOWN, NEW JERSEY 07962-1945 ———— (DELIVERY TO) 200 CAMPUS DRIVE FLORHAM PARK, NEW JERSEY 07932-0950 (973) 966-6300 FACSIMILE (973) 966-1015	NEW YORK, NEW YORK (212) 297-5800 FACSIMILE (212) 916-2940 BRUSSELS, BELGIUM 32-02-514-54-19 FACSIMILE 32-02-514-16-59

ACKNOWLEDGEMENT

In connection with the response by ION Networks, Inc., a Delaware corporation (the “Company”), to the comments set forth in the letter from the United States Securities and Exchange Commission (the “Commission”), dated May 22, 2006, addressed to Norman E. Corn, Chief Executive Officer of the Company, regarding the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form SB-2 filed with the Commission on May 2, 2006 (File No. 333-124274), the Company’s Form 10-KSB for the year ended December 31, 2005, and the Company’s Form 10-QSB for the quarter ended March 31, 2006, the Company hereby acknowledges as follows:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of May 31, 2006.

ION NETWORKS, INC.

By: /s/ Norman E. Corn

Name:

Norman E. Corn

Title:

Chief Executive Officer